SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              HERCULES INCORPORATED
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                         ISP ACQUISITION CORP. (OFFEROR)
                          a wholly owned subsidiary of

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
--------------------------------------------------------------------------------
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))


                        Common Stock, $25/48 stated value
                            per share, together with
                          associated Rights to Purchase
                               Fractional Units of
                                 Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    427056106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000

                                    COPY TO:
                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8320
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)




NY2:\971916\01\KTX_01!.DOC\54104.0018

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction
       Valuation
                                                     Amount of Filing Fee
    not applicable
                                                        not applicable
--------------------------------------------------------------------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________  Filing Party:________________________

Form or Registration No.:_____________  Date Filed:__________________________

       [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X]      third-party tender offer subject to Rule 14d-1.

                  [ ]      issuer tender offer subject to Rule 13e-4.

                  [ ]      going-private transaction subject to Rule 13e-3.

                  [ ]      amendment to Schedule 13D under Rule 13d-2.


                  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



          ----------------------------------------------------------

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)


COMMON STOCK, $25/48 STATED VALUE PER SHARE                    427056106
     (Title of class of securities)                          (CUSIP number)


                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000


                                JANUARY 23, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

================================================================================



NY2:\1005519\01\LJV301!.DOC\54104.0018

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 2 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                         10,719,200
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                    10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.98%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 3 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                           10,719,200
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                  0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                      10,719,200
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                             0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.98%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 4 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 INTERNATIONAL SPECIALTY PRODUCTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                         10,719,200
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                    10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.98%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


                     This Amendment No. 2 ("Amendment No. 2") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), and International Specialty Products Inc. ("ISP" and together with ISP Investments and ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 4.              PURPOSE OF TRANSACTION

                     On January 23, 2001, Samuel J. Heyman, Chairman of the Board of ISP, sent the following letter to Mr. Thomas Gossage, Chairman, CEO and President of the Company:


Mr. Thomas Gossage
Chairman, CEO and President
Hercules Incorporated
Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001

Dear Tom:

                     Confirming yesterday's telephone conversation, I have reiterated ISP's interest in proceeding with its tender offer first proposed to the Hercules Board last October. Notwithstanding a number of adverse developments at the Company, as well as the substantial deterioration of the U.S. economy in recent months, we are still willing to proceed on the same basis -- at the original price of $17.50 per share in cash for 25 million shares of Hercules common stock.

                     Given the delay with respect to execution of the Companys' program and uncertainty as to its outcome, we believe that a substantial number of Hercules shareholders may very well wish to avail themselves of the opportunity to sell their shares, or a portion thereof, at what amounts to a 30% premium above the current market price and an almost 50% premium over Hercules' closing price of $11.75 per share on July 21st, the day before ISP's 13D filing providing notice for the first time that it had acquired a 9.9% interest in Hercules. As we have stated earlier, ISP's tender offer will not be subject to financing but will obviously require that the Hercules Board exempt our offer from the "poison pill" and approve ISP's purchase of shares for purposes of
Section 203 of the Delaware General Corporation Law. We are prepared to commence the tender offer promptly should you inform us that you will meet these conditions.

                     Finally, ISP's proposed course of action is perfectly consistent with Hercules' ongoing effort to maximize shareholder values. In this connection, you can always rely on the fact that we will be constructive with respect to any actions favorable to all Hercules shareholders. Moreover, time is of the essence here. As you know, Tom, we have been extremely patient due in no small measure to your reassurance to Hercules shareholders over recent months as well as our desire to be constructive. Now, of course, Hercules' continued optimistic prognostications over the past year have yet to be realized, the economic environment deteriorates with each passing day, and we must be allowed to proceed expeditiously so that we can hold the price in place.

                     I would appreciate your prompt response.

           All the best.

                     Sincerely,

                              /s/ Samuel J. Heyman

                                      * * *

           ISP INTENDS TO FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO ISP'S OFFER TO PURCHASE UP TO 25 MILLION SHARES OF COMMON STOCK OF THE COMPANY, IF THE COMPANY INFORMS ISP THAT IT WILL SATISFY THE CONDITIONS INDICATED IN MR. HEYMAN'S LETTER ABOVE. ALL COMPANY SHAREHOLDERS SHOULD READ THE TENDER OFFER STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. WHEN COMPLETED, THE TENDER OFFER STATEMENT WILL BE AVAILABLE AT NO CHARGE ON THE SEC WEBSITE AT HTTP:\\ WWW.SEC.GOV AND COPIES WILL ALSO BE MADE AVAILABLE AT NO CHARGE BY ISP OR ITS DESIGNATED INFORMATION AGENT.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     As of the close of business on January 23, 2001, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 10,719,200 Shares, representing approximately 9.98% of the Common Stock outstanding on January 23, 2001 (based on 107,434,824 shares of Common Stock believed by the Reporting Persons to be outstanding as of November 9, 2000 as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2000). ISP Investments has direct beneficial ownership of all of such Shares.

                     In the past 60 days, ISP Investments has not effected any transactions in Shares.

                     Except as set forth above, the response of the Reporting Persons to this Item 5 as previously disclosed in the Schedule 13D has not changed.


             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 23, 2001

                                 ISP OPCO HOLDINGS INC.
                                 ISP INVESTMENTS INC.
                                 INTERNATIONAL SPECIALTY PRODUCTS INC.

                                 By: /s/ Richard A. Weinberg
                                     ------------------------------------------
                                     Richard A. Weinberg
                                     Executive Vice President,
                                      General Counsel and Secretary